UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20241-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras and Staatsolie Maatschappij Suriname N.V. sign Memorandum of Understanding

—

Rio de Janeiro, September 26, 2024 – Petróleo Brasileiro S.A. - Petrobras informs that it has signed today with Staatsolie Maatschappij Suriname N.V. a non-binding memorandum of understanding (“MoU”) aimed at assessing cooperation opportunities in the areas of hydrocarbon exploration and production, carbon capture, new energy sources, contingency response planning, among others.

Cooperation with Staatsolie could also result in better sustainable oil and gas practices and contribute to climate resilience in the region.

The agreement is in line with Petrobras' strategy of developing partnerships that allow it to share risks and expertise, seeking to strengthen the company as an integrated energy company and contributing to the success of the fair and responsible energy transition.

About Staatsolie

Staatsolie is the Surinamese state oil company responsible for the exploration, production and refining of hydrocarbons in that country. Founded in 1980, Staatsolie, in addition to its oil operations, invests in hydroelectric projects and seeks to diversify its activities to promote economic and social development in Suriname.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valladares 28 – 9º andar – 20031-030 – Rio de Janeiro, RJ

Phone: 55 (21) 3224-1510/9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act), which only reflect the expectations of the Company's management. The terms “anticipates,” “believes,” “expects,” “foresees,” “intends,” “plans,” “projects,” “aims,” “should,” as well as other similar terms, are intended to identify such forward-looking statements, which inherently involve risks or uncertainties, whether foreseen or not by the Company. Therefore, the future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information contained herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 26, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer